FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83

John J. Huber
Direct Dial: (202) 637-2242
john.huber@lw.com
January 8, 2010
VIA EDGAR CORRESPONDENCE
Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
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Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83

Re:	Federal National Mortgage Association Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 000-50231
Dear Mr. Vaughn:
     On behalf of our client, Federal National Mortgage Association (“Fannie Mae”), we are submitting this letter in response to the comments contained in the letter received December 3, 2009, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “September 30, 2009 Form 10-Q”).
     To facilitate the Staff’s review of this letter, we have set forth each of the Staff’s comments immediately preceding each of our responses, the order of which corresponds to the order of the Staff’s comments and follows the same numbering. This letter contains both Fannie Mae’s responses to the Staff’s comments and draft disclosures in response to certain futures comments that are proposed to be included in Fannie Mae’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K) using the 2008 Form 10-K or the September 30, 2009 Form 10-Q as models, as applicable. For each draft disclosure provided in this letter, the proposed revisions to the disclosure that appeared in the 2008 Form 10-K or September 30, 2009 Form 10-Q, as applicable, use strikethrough text to represent proposed deletions of text and bold, double-underline text to show language proposed to be added in the 2009 Form 10-K. Fannie Mae expects that the disclosure in the 2009 Form 10-K will be substantially similar to the proposed draft disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1001)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
Management of our Business, page 4
1.	We note your disclosure on page 8 regarding the cancellation of the planned delivery fee increase. To the extent possible, please revise your future filings to quantify the impact of the cancellation of this delivery fee increase.
     Response:
     Fannie Mae will comply with the Staff’s comment in its 2009 Form 10-K by revising the disclosure that appeared on page 8 of its 2008 Form 10-K to read as follows in its 2009 Form 10-K:
•	Cancellation of planned delivery fee increase. In October 2008, we canceled a planned 25 basis point increase in our adverse market delivery charge on ~~mortgage loans~~ new Single-Family business. If we had not cancelled the planned fee increase, we would have collected, based on our 2009 volumes, approximately $X.X billion in additional adverse market delivery fees in 2009. These fees would have been deferred and amortized into income over the expected life of our guaranty. We estimate that approximately $X million of the $X.X billion would have been recognized into our 2009 consolidated statement of operations.

2.	Your disclosure here refers to your October 8, 2008 announcement that you had entered into an agreement with the Federal Home Loan Bank of Chicago to purchase mortgage loans acquired through their Mortgage Partnership Finance program. Please tell us and to the extent material consider revising your future filings to address the following:
•	The extent of your commitments under this program;

•	Your purchases to date by period; and

•	A detailed description of your respective responsibilities under this agreement with the Federal Home Loan Bank of Chicago, including but not limited to the various credit enhancements provided under their Mortgage Partnership Finance Program.
     Response:
     On October 7, 2008, Fannie Mae announced that it had entered into an agreement (the “Agreement”) with the Federal Home Loan Bank of Chicago (the “FHLB-C”) pursuant to which Fannie Mae committed to purchase mortgage loans that the FHLB-C acquired from its member institutions through its Mortgage Partnership Finance® (“MPF”) program.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1002)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
     Fannie Mae respectfully submits that no further disclosure is required in the 2009 Form 10-K regarding the Agreement because neither the Agreement nor Fannie Mae’s activities under the Agreement are material to Fannie Mae’s investors. The Agreement is not material quantitatively because, as shown in the table below, the amount of loans Fannie Mae has purchased under the Agreement since it was entered into represents only [*]% of the total volume of mortgages Fannie Mae acquired during this period. The Agreement is not material qualitatively because the terms of the Agreement are similar to those in agreements Fannie Mae enters into customarily with its customers, including with respect to matters such as pricing, underwriting and eligibility criteria for loans purchased under the Agreement. In the discussion below, Fannie Mae provides information about the extent of Fannie Mae’s commitment under the Agreement, the amount of loans purchased to date under the Agreement, and the parties’ responsibilities under the Agreement.
Commitments under the Agreement
     Under the Agreement, Fannie Mae committed to purchase and the FHLB-C may deliver for sale to Fannie Mae up to $[*] in mortgage loans. [*] As is typical with these types of agreements with its customers, the price Fannie Mae pays for the loans is negotiated based on market conditions at the time of sale and in accordance with the then current Fannie Mae policies for pricing. The purchase commitment runs through September 2010. [*]
Purchases to date by period
     As of November 30, 2009, Fannie Mae has purchased a total of $[*] in mortgage loans under the Agreement, as follows:

[*]	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1003)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83

		Fannie Mae	Amount purchased
	Amount purchased from	acquisitions	from FHLB-C as a
	FHLB-C	(1)	percentage of Fannie
Period	(in millions)	(in millions)	Mae acquisitions
Fourth Quarter 2008	$ [*]	$113,305	[*]	%
First Quarter 2009	[*]	175,422	[*]	%
Second Quarter 2009	[*]	239,782	[*]	%
Third Quarter 2009	[*]	234,652	[*]	%
Fourth Quarter 2009 (through November)	[*]	101,922	[*]	%

Total	$ [*]	$865,083	[*]	%

(1)	Represents the sum of mortgage loans and mortgage securities acquired for Fannie Mae’s investment portfolio or for securitization, including in connection with the creation and issuance of Fannie Mae mortgage backed securities that Fannie Mae does not hold in its investment portfolio after securitization.
     [*]
     [*], the FHLB-C currently ranks as Fannie Mae’s fourteenth largest customer, based on 2009 deliveries.
     Responsibilities under the Agreement
     The loans that Fannie Mae agreed to purchase are loans the FHLB-C acquires from its member institutions. The loans purchased by Fannie Mae carry no credit enhancement from either the originating FHLB member institutions or the FHLB-C. As is the case with most loans Fannie Mae acquires for its investment portfolio or securitization, Fannie Mae assumes all risk of loss on the loans for borrower default. The loans must be 15- or 30-year in maturity, and be fully amortizing, fixed rate mortgage loans that meet the standard criteria Fannie Mae applies to sellers and servicers under its selling guide with respect to matters like credit score, debt-to-income ratio, loan-to-value ratio and down payment. The FHLB-C makes standard selling and servicing representations and warranties to Fannie Mae in connection with the sale of the loans, including warranties regarding the eligibility of the mortgage loans to be sold to Fannie Mae under the Agreement, compliance with predatory lending laws, and the integrity of the data provided in connection with the sale of the loans. If an eligibility requirement or other warranty were breached, Fannie Mae could require the FHLB-C to repurchase the loan. The FHLB-C member institutions service the loans on a daily basis while the FHLB-C, as master servicer, is responsible for the servicing of the loans, which must be done in accordance with Fannie Mae’s servicing guide.

[*]	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1004)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
Business Segments, page 14
3.	Please revise future filings to more clearly differentiate the securitization activities performed in the Single-Family Credit Guaranty Business segment and the Capital Markets segment.
     Response:
     Fannie Mae will comply with this comment in its 2009 Form 10-K as follows:
     First, Fannie Mae will revise the first paragraph under “Single-Family Credit Guaranty Business—Mortgage Securitizations” that appeared on page 15 of its 2008 Form 10-K as follows:
The single-family business is engaged in issuing single-class Fannie Mae MBS, which are MBS where the investors receive principal and interest payments in proportion to their percentage ownership of the MBS issuance. Unlike MBS securitization transactions engaged in by our Capital Markets business, these single-family business securitizations are not comprised of loans from our portfolio. Instead, mortgage lenders deliver pools of mortgage loans to our single-family group to be placed immediately in a trust. A pool of mortgage loans is a combination of loans with similar characteristics. See “—Mortgage Securitizations” below. The aggregate amount of single-family guaranty fees we receive in any period depends on the amount of Fannie Mae MBS outstanding during that period and the applicable guaranty fee rates. The amount of Fannie Mae MBS outstanding at any time is primarily determined by the rate at which we issue new Fannie Mae MBS and by the repayment rate for the loans underlying our outstanding Fannie Mae MBS. Other factors affecting the amount of Fannie Mae MBS outstanding are the extent to which we purchase loans from our MBS trusts because of borrower defaults (with the amount of these purchases affected by rates of borrower defaults on the loans and the extent of loan modification programs in which we engage) and the extent to which servicers repurchase loans from us at our request because there was a breach in the representations and warranties provided upon delivery of the loans.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1005)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
     Second, Fannie Mae will delete the second paragraph under “Mortgage Securitizations” that appeared on page 15 of the 2008 Form 10-K as the disclosure contained therein is provided in other revisions to its “Business Segments” discussion that appeared on page 15 of its 2008 Form 10-K and to its “Capital Markets Group—Securitization Activities” that appeared on page 19 of its 2008 Form 10-K discussed in this response:
~~We issue both single-class and multi-class Fannie Mae MBS. Single-class Fannie Mae MBS refers to Fannie Mae MBS where the investors receive principal and interest payments in proportion to their percentage ownership of the MBS issuance. Multi-class Fannie Mae MBS refers to Fannie Mae MBS, including REMICs, where the cash flows on the underlying mortgage assets are divided, creating several classes of securities, each of which represents a beneficial ownership interest in a separate portion of cash flows. Terms to maturity of some multi-class Fannie Mae MBS, particularly REMIC classes, may match or be shorter than the maturity of the underlying mortgage loans and/or mortgage-related securities. As a result, each of the classes in a multi-class Fannie Mae MBS may have a different coupon rate, average life, repayment sensitivity or final maturity. We also issue structured Fannie Mae MBS, which are multi-class Fannie Mae MBS or single-class Fannie Mae MBS that are resecuritizations of other single-class Fannie Mae MBS.~~
     Finally, Fannie Mae will revise “Capital Markets Group—Securitization Activities” that appeared on page 19 of its 2008 Form 10-K to read as follows in its 2009 Form 10-K:
Our Capital Markets group is engaged ~~engages~~ in issuing both single-class and multi-class Fannie Mae MBS through two principal types of securitization activities:
•	creating and issuing single-class and multi-class Fannie Mae MBS from assets held in our mortgage portfolio ~~assets~~, which are referred to as “portfolio securitizations”either for sale into the secondary market or to retain in our portfolio; and

•	issuing single-class and multi-classstructured Fannie Mae MBS for customers in exchange for a transaction fee.
Single-class MBS are MBS where the investors receive principal and interest payments in proportion to their percentage ownership of the MBS issuance. Multi-class MBS are MBS, including REMICs, where the cash flows on the underlying mortgage assets are divided, creating several classes of securities, each of which represents a beneficial ownership interest in a separate portion of cash flows. Terms to maturity of some multi-class Fannie Mae MBS, particularly REMIC classes, may match or be shorter than the maturity of the underlying mortgage loans and/or mortgage-related securities. After these classes expire, cash flows received on the underlying mortgage assets

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1006)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
are allocated to the remaining classes in accordance with the terms of the securities’ structures. As a result, each of the classes in a multi-class MBS may have a different coupon rate, average life, repayment sensitivity or final maturity. Structured Fannie Mae MBS are either multi-class MBS or single-class MBS that are resecuritizations of other single-class Fannie Mae MBS. In a resecuritization, pools of MBS are collected and securitized.
~~Our Capital Markets group creates Fannie Mae MBS using mortgage loans and mortgage-related securities that we hold in our investment portfolio, referred to as “portfolio securitizations.” We currently securitize a majority of the single-family mortgage loans we purchase. Our Capital Markets group may sell these Fannie Mae MBS into the secondary market or may retain the Fannie Mae MBS in our investment portfolio.~~ Portfolio securitizations differ from securitizations by our single-family group where mortgage lenders deliver pools of mortgage loans to be placed immediately in a trust. Depending on market conditions, the Fannie Mae MBS created by our Capital Markets group may be sold into the secondary market or may be retained in our investment portfolio. In addition, the Capital Markets group issues single-class and multi-class structured Fannie Mae MBS, which are generally created through swap transactions, typically with our lender customers or securities dealer customers. In these transactions, the customer “swaps” a mortgage asset it owns (typically a mortgage security) for a structured Fannie Mae MBS we issue. Our Capital Markets group earns transaction fees for issuing structured Fannie Mae MBS for third parties.
Mortgage Insurers, page 192
4.	Please address the following regarding your disclosure that in accordance with GAAP requirements you have not included a reserve for potential losses from your mortgage insurer counterparties in your loss reserves and that you factor your internal credit ratings of your mortgage insurer counterparties into the models that determine the amount of your guaranty obligations.
a)	On page 106 of your September 30, 2009 Form 10-Q, you disclose that you have established a loss reserve of $1.0 billion based on your assessment of your mortgage insurer counterparties’ inability to fully pay claims. Please revise future filings to disclose where you present this reserve and related charges on your balance sheet and income statement respectively.
     Response:
     Fannie Mae will comply with this comment by revising the referenced disclosure from page 106 of the September 30, 2009 Form 10-Q to read as follows in its 2009 Form 10-K:
If our assessment of one or more of our mortgage insurer counterparty’s ability to fulfill its obligations to us worsens ~~or its credit rating is significantly downgraded~~,

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1007)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
it could result in an ~~significant~~ increase in our loss reserves. We have established a loss reserve of $~~1.0~~X.X billion as of ~~September 30~~ December 31, 2009, based on our assessment of our mortgage insurer counterparties’ inability to fully pay claims. This loss reserve is reported on our consolidated balance sheet as a component of “Allowance for loan losses” and “Reserve for guaranty losses” in accordance with the FASB guidance on accounting for contingencies. The related charges are reported on our consolidated statement of operations as a component of “Provision for credit losses.”
b)	Please revise future filings to expand your disclosure related to your internal credit ratings (e.g. how many ratings you have, how you determine the rating for an individual mortgage insurer, etc.) and to explain how you factor them into your reserve for guaranty loss model. Also, provide a sensitivity analysis to a change in an internal credit rating to allow an investor to understand the magnitude of the effect on financial results from the decreasing financial condition of your mortgage insurers.
     Response:
     Fannie Mae’s internal credit ratings for its mortgage insurer counterparties impact the portion of its allowance for loan loss reserves or reserve for guaranty losses calculated for loans individually assessed for estimated credit losses. The internal credit ratings also impact the fair value of its guaranty obligation reported in its fair value balance sheet. Although Fannie Mae considers the same information underlying its internal credit ratings in calculating the portion of its loss reserves for those loans that are not individually impaired (i.e., loans that underlie Fannie Mae’s collective loss reserve), these loss reserves are not determined on the basis of Fannie Mae’s internal credit ratings.
     Fannie Mae will comply with this comment in its 2009 Form 10-K by adding the following disclosure directly under the language that appeared as the third full paragraph on page 106 of its September 30, 2009 Form 10-Q:
We establish internal credit ratings for each of our mortgage insurer counterparties in order to factor the internal credit ratings into our cash flow projection models for loans that have been determined to be individually impaired. Our rating structure is based on a scale of 1 to 8. A rating of 1 represents a counterparty that we view as having excellent credit quality. We consider the credit quality of an 8 to be poor. These internal ratings, which reflect our views of a mortgage insurer’s claims paying ability, are based primarily on an assessment of the mortgage insurer’s capital adequacy and liquidity. The assessments conducted in making our credit quality determinations involve in-depth credit reviews of each mortgage insurer, a comprehensive analysis of the mortgage insurer sector, stress analyses of the

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1008)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
insurer’s portfolio, discussions with the insurer’s management, the insurer’s plans to maintain capital within the insuring entity and our views on macroeconomic variables.
The most important element of our macroeconomic view is our forecast for changes in home prices. This variable is the key driver of our estimate of a mortgage insurer’s future gross paid losses. We consider a number of factors in developing our predictions for changes in home prices, including trends in prices of recent home sales, housing inventories, employment conditions, and the quality of mortgage loans outstanding. We consider both regional and national data. Interest rates are another macroeconomic variable that impacts our expectations for mortgage insurers’ future paid losses and premiums.
For individually impaired loans, our internal credit ratings for mortgage insurer counterparties impact our expected cash flow projections for those loans. Specifically, for loans insured by a mortgage insurer with a poorer credit rating, our cash flow projections include fewer proceeds from the insurer. We calculate a net present value of the expected cash flow projections of each loan to determine the level of impairment, which is included into our allowance for loan losses or reserve for guaranty losses.
     Fannie Mae’s cash flow projections currently assume the proceeds from the mortgage insurer counterparty are collected six months from the date of claim. The proceeds are only a component of the cash flow projections, which primarily include the incoming cash flows from the borrower. Any change in rating would not have a significant impact on the cash flow calculation and as such, any sensitivity to a change in rating would be insignificant relative to Fannie Mae’s credit related expenses, results of operations and combined loss reserves. Therefore, Fannie Mae does not believe a sensitivity analysis to change in ratings would be meaningful to investors.
Note 1. Organization and Conservatorship
Financial Terms and Financial Statement Impact of Senior Preferred Stock Purchase Agreement, Page F-10
5.	Please tell us in detail and revise future filings to disclose your accounting policies (recognition, measurement, etc.) related to the warrant issued to the Treasury and describe how you determine fair value.
     Response:
     On September 7, 2008, Fannie Mae issued a warrant to purchase common stock to Treasury. The warrant gives Treasury the right to purchase shares of our common stock equal to 79.9% of the total number of shares of our common stock outstanding on a fully diluted basis on the date of exercise. The warrant may be exercised in whole or in part at any time on or before

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1009)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
September 7, 2028, by delivery of: (a) a notice of exercise; (b) payment of the exercise price of $0.00001 per share; and (c) the warrant. If the market price of one share of our common stock is greater than the exercise price, then, instead of paying the exercise price, Treasury may elect to receive shares equal to the value of the warrant (or portion thereof being canceled) pursuant to the formula specified in the warrant.
     Based on Fannie Mae’s analysis and discussion with its independent auditor, audit committee chairman and FHFA in the preparation of Fannie Mae’s Quarterly Report on Form 10-Q for the period ending September 30, 2008, Fannie Mae recognized the warrant at fair value as a component of additional paid-in-capital. Classification in permanent equity is appropriate because the warrant does not embody an obligation of Fannie Mae as contemplated in ASC 480-10-25 and is not considered a derivative as defined in ASC 815-10-15.
     Fannie Mae determined that the warrant does not require liability classification after considering all of the conditions described in ASC 480-10-25. The warrant does not meet the definition of a mandatorily redeemable financial instrument because it is not issued in the form of shares. The warrant does not contain an obligation to repurchase the equity shares of Fannie Mae with settlement of the repurchase occurring through the transfer of assets. Although the warrant may be settled through the issuance of a variable number of equity shares, the monetary value of the warrant is not: (1) based on a fixed dollar amount known at inception; (2) based on variations in something other than the fair value of Fannie Mae’s common shares; and (3) based on variations inversely related to changes in the fair value of Fannie Mae’s common shares. Therefore, the warrant does not qualify for liability accounting under ASC 480-10-25.
     The warrant is not considered a derivative instrument under ASC 815-10-15-74 because it is indexed to Fannie Mae’s own stock and is classified in stockholders’ equity. The warrant is considered indexed to Fannie Mae’s own stock based on the guidance in ASC 815-40. There are no contingent exercise provisions in the warrant and the settlement amount is based on the difference between the fair value of a fixed number of Fannie Mae’s equity shares as of the exercise date (79.9% of Fannie Mae’s common shares outstanding on a fully diluted basis) and a fixed monetary amount ($0.00001 per share). Any adjustment to the settlement amount for dilutive activities are based on inputs that would be used to determine the fair value of a fixed-for-fixed option on equity shares. Therefore, the warrant is considered indexed to Fannie Mae’s common stock based on the guidance in ASC 815-40.
     As the warrant is classified as an equity instrument based on the provisions of ASC 815-40 (see analysis below) and is indexed to Fannie Mae’s common stock, it qualifies for the scope exception in ASC 815-10-15-74 and does not require derivative accounting treatment.
     The warrant can only be gross or net-share settled — no form of cash settlement is permitted. Fannie Mae also considered the additional conditions necessary for equity classification prescribed in ASC 815-40-25. Fannie Mae concluded that equity classification at inception and on an ongoing basis is appropriate based on the following points.

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1010)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
•	Pursuant to the Housing and Economic Recovery Act of 2008, Fannie Mae’s equity securities are not treated as exempted securities for purposes of Sections 12, 13, 14 or 16 of the Securities Exchange Act of 1934 and Fannie Mae retains its exemption from registration under the Securities Act of 1933. All currently outstanding common shares and all common shares to be issued in the future are registered under the Securities Exchange Act of 1934. Therefore, all currently outstanding and any future issuances of common shares are registered as required and there is currently no ceiling on the maximum number of shares that can be issued. Registered share settlement is fully controlled by Fannie Mae.

•	Fannie Mae’s status as a government-sponsored corporation provides it with a unique capital structure. Fannie Mae’s bylaws do not limit the total number of shares of common stock Fannie Mae may issue. Accordingly, in the absence of any capital restrictions or limitations at law, in the Charter Act, or in Fannie Mae’s bylaws, there is no limit on the number of shares that Fannie Mae can issue to physically settle the warrant and all other existing commitments. Therefore, Fannie Mae has a sufficient number of authorized and unissued shares available for issuance.

•	The number of shares required to be issued to meet the full exercise of the warrant can always be determined based on the number of fully diluted shares outstanding at any point in time. Also, Fannie Mae currently has no ceiling on the number of shares that can be issued to physically settle the warrant. Therefore, the contract contains a determinate number of shares needed to settle the warrant.

•	Fannie Mae is not required to net-cash settle the warrant in the event that timely filings are not made with the Commission. Therefore, there are no cash payments to be made due to untimely Commission filings.

•	There are no make-whole provisions in the warrant.

•	To the extent that common shareholders receive assets of Fannie Mae including additional shares, securities, assets, or property prior to the exercise of the warrant, the holder of the warrant also is entitled to receive the same amount of compensation upon exercise of the warrant. The counterparty to the warrant is entitled to receive the same consideration paid to any common shareholder, but only to the extent they exercise the warrant.

•	The warrant confers on the holder the same rights of a holder of common shares and no claims that would rank higher than a common shareholder in the event of bankruptcy.

•	The warrant does not contain any requirement to post collateral.
     Since the warrant qualifies for permanent equity classification, it was initially recognized at fair value as a component of additional paid-in-capital and subsequent changes in fair value

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1011)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
will not be recognized in accordance with ASC 815-40-35. If the warrant is exercised, the stated value of the common stock issued will be reclassified as “Common stock” in Fannie Mae’s consolidated balance sheet.
     Since the warrant’s exercise price is considered nonsubstantive (compared to the market price of Fannie Mae’s common stock), Fannie Mae evaluated the warrant based on its substance (common stock) rather than its form (warrant) for purposes of calculating basic EPS. In substance, the warrant has the characteristics of non-voting common stock due to the nominal exercise price and, as noted above, the provision in the warrant that entitles the holder of the warrant to receive distributions from Fannie Mae upon exercise of the warrant that are equal to the distributions that would have been received if the warrant had been exercised at issuance. As such, the warrant has been included in the computation of basic EPS as if it has been exercised.
     The fair value of the warrant was determined using the Black-Scholes Option Pricing Model, adjusted for American options. Since the warrant has a strike price of $0.00001 per share, the model is insensitive to the risk-free rate and volatility assumptions used in the calculation and the per share value of the warrant is equal to the price of the underlying common stock on a per share basis. Therefore, the calculated price per share is driven by the common stock price used in the model, which was the closing price of Fannie Mae’s common stock on September 8, 2008, after the dilutive effect of the warrant was reflected in the market price. Fannie Mae then calculated the price of the warrant by multiplying the per share value of the warrant by the number of additional shares that would be issued to provide Treasury with 79.9% of the total common stock outstanding on a fully diluted basis, as defined in the warrant agreement.
     Based upon the foregoing, Fannie Mae proposes to provide the following disclosure in its notes to the consolidated financial statements of its 2009 Form 10-K:
On September 7, 2008, we issued a warrant to Treasury giving it the right to purchase, at a nominal price, shares of our common stock equal to 79.9% of the total common stock outstanding on a fully diluted basis on the date Treasury exercises the warrant. Treasury has the right to exercise the warrant, in whole or in part, at any time on or before September 7, 2028. We recorded the ~~aggregate~~warrant at fair value ~~of the warrant of $3.5 billion~~in our stockholders’ equity as a component of additional paid-in-capital. The fair value of the warrant was calculated using the Black-Scholes Option Pricing Model. Since the warrant has an exercise price of $0.00001 per share, the model is insensitive to the risk-free rate and volatility assumptions used in the calculation and the share value of the warrant is equal to the price of the underlying common stock. We estimated that the fair value of the warrant at issuance was $3.5 billion based on the price of our common stock on September 8, 2008, which was after the dilutive effect of the warrant had been reflected in the market price. Subsequent changes in the fair value of the warrant are not recognized in the financial statements. If the warrant is

CONFIDENTIAL TREATMENT REQUESTED BY FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM-1012)

January 8, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
FEDERAL NATIONAL MORTGAGE ASSOCIATION PURSUANT TO RULE 83
exercised, the stated value of the common stock issued will be reclassified as “Common stock” in our consolidated balance sheet. Because the warrant’s exercise price ~~of $0.00001~~ per share is considered non-substantive (compared to the market price of our common stock), the ~~warrant was evaluated based on its substance rather than its form. The~~ warrant was determined to have characteristics of non-voting common stock, and thus is included in the computation of basic and diluted earnings (loss) per share. The weighted-average shares of common stock outstanding for the year ended December 31, ~~2008~~2009 included shares of common stock that would be issuable upon full exercise of the warrant issued to Treasury~~from the date of the issuance of the warrant through~~ for the year ended December 31, 2008 2009.
September 30, 2009 Form 10-Q
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Expected Impact of Making Home Affordable Program on Fannie Mae, page 15
6.	To the extent quantifiable, please revise future filings to disclose the impact of the Making Home Affordable Program on your financial results.
     Response:
     In addition to the disclosure already made with respect to its loss mitigation activities and the Making Home Affordable Program (the “Program”)1 activities, Fannie Mae will continue to evaluate the need for additional disclosure concerning the Program in future filings to the extent material information becomes available to Fannie Mae or there are any material changes to the Program. In its periodic reports, Fannie Mae has sought to provide investors with an understanding of its progress with respect to the Program. At this early stage of the Program, Fannie Mae believes that disclosure of the Program’s financial impact on Fannie Mae’s financial results should be limited to the key factors affecting Fannie Mae’s financial results that are quantifiable. Fannie Mae respectfully submits that non-quantifiable and immaterial items associated with the Program should not be disclosed for the reasons discussed herein. Fannie Mae’s response below discusses: (1) key quantifiable items associated with the program; (2) non-quantifiable and immaterial items associated with the program; and (3) Fannie Mae’s proposed disclosure regarding the quantifiable impacts of the Program on Fannie Mae’s financial results.
Key Quantifiable Items Associated with the Program
     Fannie Mae believes that disclosure of the Program’s impact on its financial results should be limited to key items resulting from Fannie Mae’s Program activities that are

[1]	The main elements of the Program are the Home Affordable Modification Program (“HAMP”) and the Home Affordable Refinance Program (“HARP”).

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quantifiable. For 2009, the key quantifiable items, which Fannie Mae estimates account for substantially all of the direct costs associated with the Program, are:
•	impairments recognized on loans Fannie Mae restructures in a troubled debt restructuring, or TDR, as well as incurred credit losses on individual loans remaining in MBS trusts that enter a trial loan modification;

•	fair value losses recorded on credit-impaired loans acquired from MBS trusts; and

•	incentive and “pay for success” fees Fannie Mae pays to servicers and borrowers.
Financial Impacts of the Program that Fannie Mae is Unable to Quantify or that are Immaterial
     The impacts of the Program on Fannie Mae’s 2009 financial results are also affected by a number of factors that Fannie Mae is either unable to quantify or that are immaterial, or both.
     The items not capable of quantification are costs that are not amenable to being reasonably allocated between the Program and Fannie Mae’s other loss mitigation and business activities. These items include:
•	administrative expenses and personnel costs, including operational costs to support Fannie Mae’s servicers;

•	unreimbursed administrative expenses and personnel costs in connection with Fannie Mae’s role as program administrator for HAMP, including costs of developing software, personnel, and operational costs. Under Fannie Mae’s arrangement with Treasury, Treasury has agreed to compensate Fannie Mae for some of the work Fannie Mae has performed in its role as program administrator;

•	limited administrative expenses and personnel costs for HARP, which Fannie Mae is not able to quantify because it is unable to reasonably allocate these expenses between the HARP and its other loan acquisition activities; and

•	amounts Fannie Mae has drawn under its senior preferred stock purchase agreement with Treasury to eliminate its net worth deficits as a result of the Program, and the dividends that result from these draws.
     Fannie Mae has also incurred other administrative costs in connection with administering the program, as well as the cost of a borrower direct mail campaign Fannie Mae conducted to encourage targeted borrowers to consider seeking a modification under HAMP or another workout solution.
     Fannie Mae believes that the administrative expenses that cannot be quantified, as well as the other costs associated with administering the Program and the direct mail campaign, are not material to Fannie Mae’s financial condition, results of operations or liquidity. Moreover,

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Fannie Mae does not disclose administrative costs and related matters for any of its other similar or analogous programs, because such expenses are not material on an individual or aggregated basis. Based on both a quantitative and a qualitative assessment, Fannie Mae believes that these expenses are not material to Fannie Mae’s financial condition, results of operations or liquidity. Since Fannie Mae discloses total administrative expenses in its periodic filings, Fannie Mae does not believe that separating and distinguishing the administrative expenses incurred solely from Fannie Mae’s administration and implementation of the Program would yield any significant incremental benefit or significant information that would influence or change an investor’s judgment or understanding of Fannie Mae’s business, financial condition, results of operation or liquidity.
Proposed Disclosure
     In accordance with the foregoing, Fannie Mae proposes to comply with this comment by including disclosure in its 2009 Form 10-K in substantially the following form:
Financial Impact of the Making Home Affordable Program on Fannie Mae
Home Affordable Refinance Program
We incur very limited incremental costs related to the Home Affordable Refinance Program because we already own or guarantee the original mortgage that is refinanced under the program. We also incur limited administrative costs for the Home Affordable Refinance Program.
Home Affordable Modification Program
Modifying loans we own or guarantee under the Home Affordable Modification Program, pursuant to our mission, directly affects our financial results in the following ways:
Key elements affecting our financial results
Loans in trial modification plans are treated as individually impaired. Under the Home Affordable Modification Program, a borrower must satisfy the terms of a trial modification plan, typically for a period of at least three months, before the modification of the loan becomes effective. A trial modification period begins when the borrower and Fannie Mae agree to the terms of the trial modification plan. A loan that enters a trial modification plan may be recorded on our consolidated balance sheet or may remain in an MBS trust and not be recorded on our consolidated balance sheet. If the loan is recorded on our consolidated balance sheet, we account for the loan as a troubled debt restructuring, or TDR, because the trial modification involves granting a concession to a borrower who is experiencing financial hardship. As a result, for a loan that is reported on our balance sheet, we consider the loan to be individually impaired when it enters a trial

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modification period, and we calculate the allowance for loan losses for the restructured loan on an individual basis.
If the loan in a trial modification plan remains in an MBS trust and is not recorded on our balance sheet, we calculate a reserve for guaranty losses for the loan in a manner similar to how we calculate the allowance for loan losses for individually impaired loans that are recorded on our balance sheet.
We continually re-measure our loss reserves to determine if the amount of impairment recorded is appropriate and make adjustments as required. Consequently, after a loan has entered into a trial modification under the Home Affordable Modification Program, we continue to adjust the amount of impairment.
Once a permanent loan modification becomes effective, the loan will continue to be considered individually impaired.
Prior to permanently modifying a credit-impaired loan in a trust, we acquire the loan and incur fair value losses. Prior to the effective date of a permanent modification, a loan in an MBS trust that is in a trial modification period is purchased from the MBS trust to maintain compliance with the terms of the trust. These loans are considered credit-impaired at acquistion, and therefore we record a fair value loss for any excess of the loan’s acquisition cost over its fair value. At that time, our reserve for guaranty losses is reduced to the extent of any previously recorded loss reserves associated with the individually impaired loan.
Impairments and Fair Value Losses
The following table provides information about the impairments and fair value losses associated with the activities discussed above for Fannie Mae loans entering trial modifications under the Home Affordable Modification Program. These amounts have been included in the calculation of our provision for credit losses in our consolidated results of operations for the year ended December 31, 2009.

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Impairments and Fair Value Losses on Loans in the Home Affordable Modification Program (1)

For the year ended
December 31, 2009
(Dollars in millions)
Impairments (2)	$
Fair value losses on credit-impaired loans acquired from MBS trusts(3)

Total	$

Loans entered into a trial modifications under the program
Credit-impaired loans in trial modifications under the program acquired from MBS trusts

(1)	Includes amounts for loans that entered into a trial modification under the program but that have not yet received, or that have been determined to be ineligible for, a permanent modification under the program. Some of these ineligible loans have since been modified outside of the program.

(2)	Impairments consist of (a) impairments recognized on loans accounted for as loans restructured in a troubled debt restructuring and (b) incurred credit losses on loans in MBS trusts that have entered into a trial modification and been individually assessed for incurred credit losses.

(3)	These fair value losses are recorded as charge-offs against the “Reserve for guaranty losses” and have the effect of increasing the provision for credit losses on our consolidated statement of operations.

In contrast to loans that have entered a trial modification period, for which we measure our loss reserves based on our assessment of each loan’s individual impairment, we measure our loss reserves for the substantial majority of our single-family loans through a collective loss reserve. When we begin to individually assess a loan for impairment, we exclude the loan from the population of loans on which we calculate our collective loss reserves. Amounts in the table above do not reflect the impact of removing these individually impaired loans from this population. If all other things are equal, the collective loss reserves are reduced by virtue of the fact that these loans are no longer included in the population for which the collective reserves are calculated.
Effective January 1, 2010, we adopted new FASB guidance for transfers of financial assets and consolidation, which will result in our recording on our consolidated balance sheet substantially all of the loans held in our MBS trusts. Under the new accounting standards, the acquisition of loans from our consolidated MBS trusts will no longer trigger an accounting event because the loans underlying our MBS trusts are already recorded on our consolidated balance sheet. Consequently, effective January 1, 2010, our consolidated financial statements will no longer reflect the recognition of fair value losses on the acquisition of credit-impaired loans. However, we will

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assess these loans for probable incurred credit losses as part of our determination of our allowance for loan losses and, to the extent necessary, recognize these losses in our consolidated statements of operations in our “Provision for credit losses.” We currently believe that the amount we initially recognize in our provision for credit losses for probable incurred credit losses on credit-impaired loans acquired from MBS trusts will be less than the fair value losses we previously recognized when we acquired the loans from our MBS trusts.
     Servicer and Borrower Incentives
We also incurred $X.X million in paid and accrued incentive fees for servicers and borrowers in connection with loans modified under the Home Affordable Modification Program during 2009, which we recorded as part of our other expenses.
     Overall impact of the Making Home Affordable Program
Because of the unprecedented nature of the circumstances that led to the Making Home Affordable Program, we cannot quantify what the impact would have been on Fannie Mae if the Making Home Affordable Program had not been introduced. We do not know how many loans we would have modified under alternative programs, what the terms or costs of those modifications would have been, or how many foreclosures would have resulted nationwide, and at what pace, and the impact on housing prices if the program had not been put in place. As a result, the amounts we discuss above are not intended to measure how much the program is costing us in comparison to what it would cost us if we did not have the program at all.
We expect the Making Home Affordable Program will likely continue to have a material adverse effect on our business, results of operations and financial condition, including our net worth. In addition, as experience under the program grows, the program may be supplemented with other initiatives that would allow us, pursuant to our mission, to assist more homeowners, but that may have a significant and potentially material adverse impact on our financial condition or results of operations. To the extent that the program and any supplements to it are successful in reducing foreclosures and keeping borrowers in their homes, it may benefit the overall housing market and help in reducing our long-term credit losses as long as other factors, such as continued declines in home prices or continuing high unemployment, do not result in the need for a significant number of new solutions for borrowers.

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Consolidated Balance Sheet Analysis
Mortgage Investments, page 52
7.	We note your disclosure that the senior preferred stock purchase agreement with Treasury restricts the size of your mortgage portfolio. Please revise your future filings to disclose how these limitations will be impacted by your adoption of the new accounting guidance related to transfers of financial assets and consolidation and the expected significant increase in your mortgage portfolio.
     Response:
     The Senior Preferred Stock Purchase Agreement, as amended, (the “Stock Purchase Agreement”) between Treasury and Fannie Mae restricts the size of Fannie Mae’s mortgage portfolio. However, these limitations will not be impacted by Fannie Mae’s adoption of the new accounting guidance related to transfers of financial assets and consolidation, and the expected increase in Fannie Mae’s mortgage portfolio, because the Stock Purchase Agreement contains exclusionary language in the definitions of “Mortgage Assets” and “Indebtedness” stating that those amounts are to be calculated without giving effect to any subsequent changes to the accounting standards governing the transfer and servicing of financial assets and the extinguishment of liabilities or any similar accounting standards.
     Fannie Mae proposes to disclose the foregoing by adding the following to the paragraph that appeared immediately after the heading “Mortgage Investments” on pages 52 and 53 of its September 30, 2009 Form 10-Q in its 2009 Form 10-K:
Under the terms of the senior preferred stock purchase agreement, “mortgage assets” and “indebtedness” are calculated without giving effect to changes made after May 2009 to the accounting rules governing the transfer and servicing of financial assets and the extinguishment of liabilities or similar accounting standards. Accordingly, our adoption of new accounting policies regarding consolidation and transfers of financial assets will not affect these calculations.
Note 6. Investments in Securities, page 149
8.	Please tell us how you determined that your major security type under FASB ASC 320-10-50-1B is simply Non-Fannie Mae structured mortgage-related securities. Specifically address how you considered the guidance that you should identify major security types consistent with how you manage, monitor and measure your securities on the basis of the nature and risks of the security. We note your disclosure elsewhere in your filings where you separately identify Alt-A and subprime mortgage loans. We also note the significant range of your default rates and loss severities disclosed on page 155 which appears to indicate significantly

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different risk profiles of the underlying collateral that may be indicative that subsets of such securities are managed and monitored separately.
     Response:
     In preparation for its Form 10-Q for the quarter ending June 30, 2009, Fannie Mae reviewed existing security disclosures in order to adopt disclosure requirements from the modified FASB guidance on the model for assessing other-than-temporary impairment by examining the underlying components of its major security types. Historically, Fannie Mae has broken out its security portfolio by issuer (Fannie Mae and non-Fannie Mae) and structure. During this review, Fannie Mae determined its commercial mortgage backed securities (“CMBS”) should be a separate security type. The remainder of the portfolio was reviewed to determine whether any other changes to the historical breakouts were required, focusing on the non-Fannie Mae structured mortgage-related securities 84% of which were Alt-A and subprime, excluding CMBS.
     Fannie Mae determined that neither Alt-A nor subprime should be considered a separate major security type under FASB ASC 320-10-50-1B. FASB ASC 320-10-50-1B sets forth five factors to consider when determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate security types: (1) shared activity or business sector; (2) vintage; (3) geographic concentration; (4) credit quality; and (5) economic characteristic.
     First, the collateral underlying Fannie Mae’s Alt-A and subprime securities share many of the same economic characteristics and credit quality. Fannie Mae uses similar models to identify impairment for both Alt-A and subprime securities. This process is described on page 154 of the September 30, 2009 Form 10-Q. The same standards and procedures are used to manage all non-agency private label securities.
     Further, the Alt-A and subprime non-Fannie Mae structured mortgage-related securities share many of the characteristics with regard to business sector and activity. This was made more pervasive once the CMBS were segregated into a separate security type and, thus, the remaining non-Fannie Mae structured mortgage-related securities were all residential.
     Finally, the collateral underlying the Alt-A and subprime securities Fannie Mae owns share similar geographic concentration and each consisted of loans of varying vintages. In addition, the collateral underlying the Alt-A and subprime securities Fannie Mae owns also share similar risk profiles relative to Fannie Mae’s other security types. Specifically, the underlying collateral for both are residential mortgage loans that have similar sensitivity to home prices, a key factor used in determining impairment.
     Although additional granularity is provided by Fannie Mae in other disclosures as incremental supplemental information, due to the similarities of the Alt-A and subprime securities portfolios noted above, it was determined to retain Non-Fannie Mae structured mortgage-related securities as a major security type.

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     While the prior presentation complied with GAAP, Fannie Mae has determined to increase the number of security types in its 2009 Form 10-K as a result of discussions with FHFA and Fannie Mae’s adoption of new FASB guidance for transfers of financial assets and consolidation on January 1, 2010. The adoption of new FASB guidance for transfers of financial assets and consolidation in 2010 will result in the substantial majority of Fannie Mae securities being accounted for as mortgage loans. Therefore, Fannie Mae’s security portfolio will be greatly reduced and the non-Fannie Mae portion of the securities portfolio will become much more predominant relative to the reduced size of the portfolio.
     Included in the changes is the anticipated breakout of Alt-A and subprime securities. Fannie Mae intends to disclose the following major security types in its 2009 Form 10-K:
•	Fannie Mae

•	Freddie Mac

•	Ginnie Mae

•	Alt-A

•	Subprime

•	Commercial mortgage backed securities

•	Mortgage revenue bonds

•	Other
9.	Please revise future filings to provide a tabular disclosure of the other-than-temporary impairment recognized in earnings, for each period presented, by major security type, or by a lower level of security type (e.g. Alt-A, subprime, etc.).
     Response:
     Fannie Mae will comply with this comment in its 2009 Form 10-K by providing a tabular disclosure of the other-than-temporary impairment recognized in earnings in the discussion directly under the last paragraph that appeared on page 153 of its September 30, 2009 Form 10-Q:

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For the Year Ended December 31,
	2009	2008	2007
Security type:
Fannie Mae	$—	$—	$—
Freddie Mac	—	—	—
Ginnie Mae	—	—	—
Alt-A	—	—	—
Subprime	—	—	—
Commercial mortgage backed securities	—	—	—
Mortgage revenue bonds	—	—	—
Other	—	—	—

Total net other-than-temporary impairments	$—	$—	$—
10.	For securities in which you have recognized other-than-temporary impairment in earnings, please revise future filings to discuss the facts and circumstances that resulted in the recognition of this impairment. For example, disclose the inputs that were revised, the extent to which they were revised, and the reasons they were revised.
     Response:
     Fannie Mae will comply with the Staff’s comment in its 2009 Form 10-K. Although the facts and circumstance regarding Fannie Mae’s other-than-temporary impairments will be more fully known after its December 31, 2009 close, a representative disclosure would be as follows and would be included in the discussion directly under the table described in the response to comment 9:
For the period ended December 31, 2009, we recorded net other-than-temporary impairment of $X.X billion. This other-than-temporary impairment reflects current market conditions and was primarily driven by an increase in our loss projections on securities due to:
•	model refinements;

•	expected benefit from mortgage insurers; and

•	net projected home price impact
Model refinements were made to the prepayment and amortization expectations on Alt-A and subprime securities to more closely align with current market conditions. These refinements accounted for approximately

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XX% of the increase in projected losses. There were also updates made to lower the amount of expected benefit from mortgage insurers, which primarily had an impact on subprime securities, and accounted for approximately XX% of the increase in projected losses. Finally, the net projected home price impact for the year accounted for approximately XX% of the increase in projected losses, mostly due to the continued weakening in credit markets. These increased projected losses were partially offset by more favorable expectations for interest rates, which lowered loss expectations primarily for subprime securities.
11.	Please revise future filings to expand and/or clarify your disclosure that to determine the credit portion of the other-than-temporary impairment for your mortgage revenue bonds you assess a credit holdback to calculate the projected “no loss” contractual cash flows.
     Response:
     Fannie Mae will revise the referenced disclosure that appeared at the first full paragraph on page 155 of the September 30, 2009 Form 10-Q to read as follows in its 2009 Form 10-K:
For mortgage revenue bonds, where credit-sensitized cash flows cannot be utilized, a qualitative and quantitative analysis is performed to assess whether the bond is other-than-temporarily impaired. If it is deemed to be other-than-temporarily impaired, ~~a credit holdback based on the security’s rating is assessed to calculate~~ the projected contractual cash flows of the security are reduced by a default loss amount based on the security’s lowest credit rating as provided by the major nationally recognized statistical rating organizations. The lower the security’s credit rating, the larger the amount by which the contractual cash flows are reduced. These adjusted cash flows are then used in the present value calculation to determine the credit portion of the other-than-temporary impairment.

Please be advised that Fannie Mae has authorized me to provide its acknowledgement that:
•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

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•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (202) 637-2242 or Joel H. Trotter at (202) 637-2165.

Sincerely,
/s/ John J. Huber
John J. Huber
of Latham & Watkins LLP

cc:	David M. Johnson, Executive Vice President and Chief Financial Officer

Timothy J. Mayopoulos, Esq., Executive Vice President, General Counsel and Corporate Secretary

Jeff Swormstedt, Deloitte & Touche LLP

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